DREYFUS GNMA FUND, INC.

Statement of Investments
July 31, 2004 (Unaudited)

Bonds and Notes -	121.8%	Principal Amount($)	Value($)
U.S. Government Agencies/Mortgage-Backed	102.2%		
Government National Mortgage Association I:			
5%		110,375,000 a	108,097,964
5%, 7/15/2033		4,479,863	4,402,855
5.5%, 2/15/2033-4/15/2034		248,009,025	250,019,458
5.5%, Ser. 2004-39, Cl. C, 12/20/2029		4,260,000	4,403,775
6%,		15,849,000 a	16,299,587
6%, 8/15/2026-7/15/2034		135,705,501	139,831,955
6.5%, 9/15/2008-6/15/2032		18,296,742	19,370,846
7%, 11/15/2022-12/15/2022		40,540	43,340
7.5%, 12/15/2006-11/15/2028		16,392,392	17,729,136
8%, 4/15/2008-12/15/2022		7,859,699	8,548,381
8.5%, 2/15/2006-12/15/2022		5,948,397	6,566,307
9%, 1/15/2019-12/15/2022		4,140,567	4,666,897
9.5%, 3/15/2018-11/15/2024		1,235,069	1,396,688
Construction Loans:			
6.75%, 3/15/2040		8,180,552	9,070,390
Project Loans:			
6.355%, 8/15/2024		3,050,191	3,263,632
6.375%, 10/15/2033		2,734,003	2,934,053
6.5%, 12/15/2023		1,861,389	2,001,350
6.55%, 7/15/2033		7,618,124	7,973,130
6.6%, 9/15/2019-9/15/2030		8,454,803	9,099,695
6.625%, 6/15/2028-5/15/2033		10,372,355	11,212,266
6.75%, 10/15/2033-12/15/2033		6,754,023	7,351,917
			634,283,622
Government National Mortgage Association II:			
3%, 7/20/2030-9/20/2030		2,330,265 b	2,333,526
3.25%, 4/20/2030		3,444,552 b	3,424,884
3.375%, 2/20/2027		50,503 b	50,443
3.5%, 8/20/2032		18,407,689 b	18,485,555
4%, 6/20/2032-7/20/2032		14,851,779 b	15,130,649
4.5%, 1/20/2034		1,749,862 b	1,756,151
4.75%, 9/20/2027		25,077 b	25,314
5.5%		146,088,000 a	146,635,830
6%, 12/20/2028-1/20/2031		4,327,213	4,460,764
6.5%, 5/20/2031-6/20/2031		3,157,252	3,303,275
7%, 4/20/2024-4/20/2032		35,151,037	37,326,507
7.5%, 9/20/2030		534,647	575,077
9.5%, 2/20/2016-2/20/2025		267,542	301,223
Stripped Securities, Interest Only Class,			
Ser. 2002-88, Cl. GI, 5.5%, 6/20/2031		16,505,422 c	2,599,408
			236,408,606
Federal Home Loan Mortgage Corp.:			
Multiclass Mortgage Participation Ctfs.,			
REMIC,			
Ser. 2539, Cl. TL, 4.5%, 6/15/2017		3,795,304	3,803,580
Stripped Securities, Interest Only Class:			
Ser. 1583, Cl. ID, 7%, 2/15/2023		372,034 c	12,917
Ser. 1882, Cl. PK, 7%, 8/15/2026		655,777 c	105,895
Ser. 2048, Cl. PJ, 7%, 4/15/2028		688,847 c	89,984

Ser. 2520, Cl. PI, 5.5%, 1/15/2026	5,244,148 c	357,850
Ser. 2574, Cl. IB, 5.5%, 5/15/2026	17,641,684 c	3,038,449
Ser. 2590, Cl. YD, 5.5%, 4/15/2032	4,545,454 c	1,664,516
Ser. 2615, Cl. IE, 5.5%, 9/15/2029	24,000,000 c	3,990,720
Ser. 2617, Cl. ID, 5%, 10/15/2030	2,500,000 c	827,316
Ser. 2621, Cl. IO, 5%, 1/15/2026	21,337,383 c	2,740,321
Ser. 2627, Cl. UI, 5%, 7/15/2023	16,477,372 c	1,688,692
Ser. 2630, Cl. IE, 5%, 12/15/2025	2,989,900 c	597,233
Ser. 2632, Cl. IB, 5%, 6/15/2026	12,000,000 c	2,432,196
Ser. 2638, Cl. IC, 5%, 5/15/2022	7,300,000 c	1,199,114
Ser. 2645, Cl. IW, 5%, 7/15/2026	33,379,639 c	4,403,466
Ser. 2659, Cl. IA, 5%, 12/15/2021	11,451,600 c	1,084,252
Ser. 2676, Cl. IB, 5%, 4/15/2017	4,281,600 c	326,750
Ser. 2676, Cl. ID, 5%, 1/15/2023	2,000,000 c	325,144
Ser. 2750, Cl. IG, 5%, 12/15/2022	20,000,000 c	2,490,796
Ser. 2764, Cl. IQ, 5%, 1/15/2022	6,000,000 c	700,281
		31,879,472
Federal National Mortgage Association:		
6.2%, 1/1/2011	17,726,198	19,206,931
6.82%, 1/1/2028	3,337,775	3,624,438
Ser. 2003-49, Cl. JE, 3%, 4/25/2033	3,516,448	3,353,093
Ser. 2004-58, Cl. LJ, 5%, 7/25/2034	6,000,048	6,117,769
Stripped Securities, Interest Only Class:		
Ser. 1997-40, Cl. PI, 7%, 2/18/2027	3,315,023 c	251,113
Ser. 2002-71, Cl. IQ, 5.5%, 8/25/2019	2,127,636 c	6,639
Ser. 2002-76, Cl. PI, 5.5%, 12/25/2025	7,882,917 c	541,492
Ser. 2003-8, Cl. PI, 5.5%, 10/25/2021	5,524,185 c	432,237
Ser. 2003-70, Cl. IC, 5%, 8/25/2015	10,166,300 c	643,726
Whole Loan,		
Ser. 2001-W1, Cl. AF6, 6.402%, 7/25/2031	5,598,649	5,701,626
		39,879,064
Total U.S. Government Agencies/Mortgage-Backed		**942,450,764**
Asset-Backed Ctfs./Home Equity 9.3%		
Ameriquest Mortgage Securities:		
Ser. 2003-11, Cl. AF4, 5.07%, 2034	10,749,000	10,896,502
Ser. 2003-IA1, Cl. A4, 4.965%, 2033	5,700,000	5,683,663
Ser. 2004-FR1, Cl. A5, 4.455%, 2034	24,950,000	24,234,012
Argent Securities,		
Ser. 2004-W5, Cl. AF3, 2.85%, 2034	11,200,000	10,824,658
Conseco Finance,		
Ser. 2001-D, Cl. A4, 5.53%, 2032	3,420,561	3,497,777
Equity One ABS,		
Ser. 2004-3, Cl. AF3, 4.265%, 2034	6,461,000	6,463,019
Equivantage Home Equity Loan Trust,		
Ser. 1997-1, Cl. A4, 7.775%, 2028	2,758,160	2,757,379
GE Capital Mortgage Services,		
Ser. 1999-HE1, Cl. A7, 6.265%, 2029	8,552,432	8,744,947
Residential Funding Mortgage Securities I,		
Ser. 2004-HS2, Cl. AI3, 4.4%, 2019	3,278,000	3,298,488
Saxon Asset Securities Trust,		
Ser. 2004-2, Cl. AF2, 4.15%, 2035	9,329,000	9,329,000
Total Asset-Backed Ctfs./Home Equity		**85,729,445**
Asset-Backed Ctfs./Trade Receivables 0.3%		
ACLC Business Loan Receivables Trust,		
Ser. 1998-1, Cl. A1, 6.435%, 2019	3,928,600 d	**2,671,448**

Commercial Mortgage Pass-Through Ctfs.-	5.1%		
Banc of America Commercial Mortgage,			
Ser. 2004-2, Cl. E, 4.844%, 2038		6,137,606	5,844,531
Banc of America Large Loan,			
Ser. 2002-FL2A, Cl. H, 2.7%, 2014		2,000,000 b,d	1,997,500
COMM:			
Ser. 2001-FL5A, Cl. G, 2.243%, 2013		5,335,000 b,d	5,285,588
Ser. 2002-FL7, Cl. G, 3.23%, 2014		1,303,000 b,d	1,303,364
CS First Boston Mortgage Securities,			
Ser. 1998-C1, Cl. A1A, 6.26%, 2040		10,315,398	10,582,289
GE Capital Commercial Mortgage,			
Ser. 2004-C2, Cl. E, 5.131%, 2040		11,485,000	11,249,916
GS Mortgage Securities II:			
Ser. 2001-LIBA, Cl. A2, 6.615%, 2016		2,695,000 d	2,924,447
Ser. 2004-GG2, Cl. E, 5.762%, 2038		8,000,000	8,039,560
Total Commercial Mortgage Pass-Through Ctfs.-			**47,227,195**
Residential Mortgage Pass-Through Ctfs.-	3.9%		
Countrywide Alternative Loan Trust,			
Ser. 2004-7T1, Cl. A1, 5.75%, 2034		20,899,111	21,156,379
Countrywide Home Loans,			
Ser. 2002-35, Cl. 1A5, 5%, 2018		1,960,684	1,939,578
Harborview Mortgage Loan Trust,			
Ser. 2004-4, Cl. 3A, 2.975%, 2034		5,295,971 b	5,190,052
Ocwen Residential MBS,			
Ser. 1998-R1, Cl. B1, 7%, 2040		5,312,830 d	5,681,271
PNC Mortgage Securities,			
Ser. 1998-11, Cl. 2B2, 6.25%, 2013		316,614	328,234
Residential Asset Securitization Trust,			
Ser. 2003-A12, Cl. B2, 5%, 2018		244,139	237,816
Structured Asset Securities,			
Ser. 2000-3, Cl. 2A6, 8%, 2030		832,624	833,782
Total Residential Mortgage Pass-Through Ctfs.-			**35,367,112**
U.S. Government -	1.0%		
U.S. Treasury Notes,			
1.625%, 1/31/2005		1,692,000 e	1,691,934
4%, 6/15/2009		7,728,000	7,839,670
			9,531,604
Total Bonds and Notes			
(cost $1,120,936,833)			**1,122,977,568**

		Face Amount Covered by	
Put Options	0.0%	Contracts($)	Value ($)
U.S. Treasury Notes, 2.5%, 5/31/2006			
September 2004 @ $ 99.39			
(cost $ 58,042)		9,172,000	**11,465**

Other Investments-	8.4%	Shares	Value ($)
Registered Investment Company,			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $78,098,000)		78,098,000 f	**78,098,000**

		Principal	
Short-Term Investments-	0.1%	Amount($)	Value ($)
U.S. Treasury Bills,			
1.26%, 9/16/2004			
(cost $698,870)		700,000 e	**698,866**
Total Investments (cost $ 1,199,791,745)	**130.3%**		**1,201,785,899**
Liabilities, Less Cash and Receivables	**-30.3%**		**(279,772,677)**
Net Assets	**100.0%**		**922,013,222**

a   *Purchased on a forward commitment basis.*
b   *Variable rate security-interest rate subject to periodic change.*
c   *Notional face amount shown.*
d   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2004, these securities amounted to $ 19,863,618 or 2.2% of net assets.*
e   *Fully or partially held by a broker as collateral for open financial futures positions.*
f   *Investments in affiliated money market mutual funds.*

DREYFUS GNMA FUND, INC.

Statement of Financial Futures
July 31, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ Depreciation at 7/31/2004 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	8	1,689,000	September 2004	8,375
U.S. Treasury 30 Year Bonds	367	39,716,281	September 2004	1,375,968
Financial Futures Short				
U.S. Treasury 5 Year Notes	559	61,210,500	September 2004	(101,703)
U.S. Treasury 10 Year Notes	423	46,834,031	September 2004	(738,703)
				543,937